FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June, 2014 Commission File Number: 001-13928

Royal Bank of Canada

(Exact name of registrant as specified in its charter)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President, Associate General Counsel & Corporate Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Vice-President, Associate General Counsel & Corporate Secretary

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN ROYAL BANK OF CANADA’S REGISTRATION STATEMENTS ON FORM F-3 (FILE NOS. 333-181552 AND 333-189888) AND THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 333-12036, 333-12050, 333-13052, 333-13112, 333-13176, 333-14144, 333-110953, 333-117922 AND 333-178350) TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SUPPLEMENTAL DISCLOSURE

The disclosure under “Liquidity and funding management – Credit ratings” in the registrant’s Second Quarter 2014 Report to Shareholders which was filed as an exhibit to its Form 6-K dated May 22, 2014, is hereby updated by adding the following: “On June 11, 2014, Moody’s Investors Service announced that it has affirmed the long-term ratings and changed the ratings outlook to “negative” from “stable” on the supported senior debt and uninsured deposit ratings of us and the six other largest Canadian banks.  The announcement of Moody’s stated that the actions were taken in the context of previously announced plans by the Canadian government to implement a “bail-in” regime for domestic systemically important banks and the accelerating global trend towards reducing the public cost of future bank resolutions through such burden-sharing.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ James Salem

Name: Title:	James Salem Executive Vice-President and Treasurer

Date:	June 11, 2014